Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

T2 BIOSYSTEMS, INC.

T2 Biosystems, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST:	That, the Board of Directors of the Company duly adopted resolutions by unanimous written consent in accordance with Sections 141(f) and 242 of the General Corporation Law of the State of Delaware, recommending and declaring advisable that the Restated Certificate of Incorporation of the Company be amended and that such amendments be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that Article FOURTH of the Restated Certificate of Incorporation of the Corporation, as amended and/or restated to date, be amended and restated in its entirety to read as follows:

That, effective on the filing of this Certificate of Amendment of Restated Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware, the total number of shares of capital stock which the Corporation shall have authority to issue is 410,000,000 shares consisting of (a) 400,000,000 shares of Common Stock, $0.001 par value per share (the “Common Stock”) and (b) 10,000,000 shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”).”

SECOND:	That, at an annual meeting of stockholders of the Corporation, the aforesaid amendments were duly adopted by the stockholders of the Corporation.

THIRD:	That, the aforesaid amendments were duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 23rd day of July, 2021.

T2 BIOSYSTEMS, INC.

By:	/s/ John Sperzel
John Sperzel President & Chief Executive Officer